RCA TRADING CO.

515 Madison Avenue, 21st Floor

New York, NY 10022

Information Statement

Pursuant To Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

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INTRODUCTION

This Information Statement is being mailed on or before November 6, 2000, to holders of record on October 31, 2000, of shares of Common Stock ("Common Stock") of RCA Trading Co., a Florida corporation (hereinafter "RCA" or the "Company") in connection with an anticipated change in all members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

The Company was formed as a "blind pool" or "blank check" company, whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

On or about October 16, 2000, the Company and American Waste Recovery, Inc., a Nevada corporation ("AWR") entered into an Agreement for Share Exchange (the " Exchange Agreement"). The Exchange Agreement provides that the Company is to acquire an aggregate of up to 6,622,250 shares of the common stock of AWR (representing 100% of its issued and outstanding common stock) solely in exchange for shares of common stock of the Company. The share exchange is to be completed on the basis of one share of common stock of the Company for each share of AWR common stock acquired. Thus, the Company will be required to issue 6,622,250 shares of its common stock in order to acquire all of the issued and outstanding common stock of AWR.

The closing under the Exchange Agreement will result in a change in control of the Company. As a result, at the time of closing under the Exchange Agreement, the current voting officers and directors of the Company will resign, and the out-going directors will appoint persons designated by the purchasers as successor members of the Board of Directors.

RCA currently has a total of 6,283,250 shares issued and outstanding. Prior to completion of the share exchange, certain shareholders of RCA will surrender a total of 4,600,000 shares for cancellation, leaving the Company with a total of 1,683,250 shares issued and outstanding. Assuming the Company acquires all of the issued and outstanding common stock of AWR, following completion of the share exchange, RCA will have a total of 8,305,500 shares issued and outstanding, of which 1,683,250 shares, or approximately 20.27%, will be owned by the current shareholders of RCA, and of which 6,622,250, or approximately 79.73%, will be owned by the current shareholders of AWR. After completion of the share exchange, AWR, which is a development stage company engaged in the business of fabricating and operating organic matter treatment plants and developing new waste treatment technologies, will continue to operate as a subsidiary of the Company.

It is the intention of the parties to complete closing under the Exchange Agreement as soon as reasonably possible, but in any event no later than November 30, 2000. However, the obligations of the parties to consummate the transaction contemplated by the Exchange Agreement are subject to satisfaction of certain conditions precedent. One such condition precedent to closing under the Exchange Agreement is compliance with Rule 14f-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, which requires the Company to provide prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors not less than ten (10) days prior to date upon which the new directors are to take office.

There is no assurance that the transactions contemplated by the Purchase Agreement and the Exchange Agreement will be completed because there is no assurance that the parties will satisfy all of the conditions for closing.

MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions Held and Tenure
Dominick Pope	67	President and a Director since May 1996
James Season	56	Secretary, and a Director since May 1996

Biographical Information

Dominick Pope.

Since 1977, Mr. Pope has served as President of L.J. Loeffler In-House Communications Business, located in New York City. He is the brother of Mark Anthony, formerly a registered representative of the Underwriter, Suppes Securities, Inc. Mr. Pope has served as President and a Director of the Company since May 1996. Mr. Pope attended Baruch College.

James H. Season.

Mr. Season has been treasurer and a director of Insurance Capital Corp. since 1996. From 1996 to 1999, he was Chief Financial Officer and a director of Hungarian Broadcasting Corp. From 1995 to 1996, he was a senior financial officer and director (until 1999) of Hungarian Telephone and Cable Corp. From 1993 to 1995, he was Chief Financial Officer and Vice chairman of Standard Brands Paint Company. Prior to 1993, he held a number of senior financial and investment banking positions, including being Managing Director of Chase Manhattan Bank from 1982 to 1986. Mr. Season has served as Secretary and Treasurer, and as a Director of the Company since May 1996.

There are no family relationships between any of the directors or officers of the Company.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors did not hold any formal meetings during the fiscal year which ended December 31, 1999.

Compliance With Section 16(a) of the Exchange Act.

The Company has been advised by its officers, directors and principal shareholders, that as of the date of this Information Statement, they are not current in filing all required reports pursuant to Section 16(a) of the Exchange Act, but that each of them plans to become current by filing all required past due reports prior to December 31, 2000, which is the end of the current fiscal year.

DESIGNEES AS COMPANY DIRECTORS

AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of the persons expected to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the reorganization described herein:

Name	Age	Position
Brian Hauff	52	President, CEO and a Director
Peter J. Barnett	61	Chairman of Board of Directors
Dr. Henri Dinel	51	Director
Peter Drummond	47	Director

Biographical Information

Brian Hauff

Brian Hauff is the President, Chief Executive Officer and a director of the Company. Mr. Hauff is the founder of the Company and has worked for the Company since its inception. He has also been an investor/developer for the past 20 years. Mr. Hauff has a combined Economics and Commerce degree (Hons.) from Simon Fraser University and a law degree from the University of British Columbia. He is a resident of Vancouver, B.C. Canada.

Peter J. Barnett

Peter Barnett is the Chairman and a director of the Company. He is a co-founder of a number of restaurant companies including Pizza Patio, Elephant and Castle, and most recently the Canadian division of the Rainforest Café. Mr. Barnett is well known for his involvement in community and charitable services. Mr. Barnett was honored by Canada with the 125th Centennial Medal of Honor for contributions to the development of Canadian society. He was recently honored by his appointment to the presidency of Variety Club International, a worldwide charity that supports children in need. Mr. Barnett is a resident of Vancouver, B.C. Canada.

Dr. Henri Dinel

Dr. Henri Dinel is a director of the Company. He has been a research scientist with the Research Branch of Agriculture and Agri-Food Canada since 1974 and since 1990 he has been leading a study on the impact of bio-solids on soil agro-ecological functions and the development of value-added products from residual and naturally occurring organic matters. Dr. Dinel obtained a B.Sc. in 1981 from the University of Ottawa in plant biology and biochemistry; an Masters in Science in 1985 from the University of Montreal in Palynology, Paleoecology and Pedology; and a Ph.D. in 1989 from McGill University in soil sciences. He is a resident of Chelsea, Quebec.

Peter Drummond

Peter Drummond has an extensive background in the waste management industry. He is Chairman of Watercare Services Limited and Envirowaste Services Ltd., both billion dollar corporations. He either acts as a Director or Chairman for 11 companies, many of which specialize in the management of waste. His invaluable knowledge of the industry will give American Waste Recovery, Inc. a strong international presence. Peter Drummond resides with his family in New Zealand. Mr. Drummond is well known for his charitable work.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The Company currently has 6,283,250 shares of common stock issued and outstanding. However, prior to completion of the proposed share exchange, certain shareholders of the Company are expected to surrender a total of 4,600,000 shares for cancellation, leaving a total of 1,683,250 shares issued and outstanding. Following completion of the share exchange transaction with AWR, the Company will have a total of 8,305,500 shares issued and outstanding. The following table reflects share ownership following completion of the share cancellation described above, and sets forth the number of shares of common stock owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding common stock of the Company and by current officers and directors as a group. The table also reflects the percentage ownership of shares by such persons both prior to, and following, completion of the share exchange transaction with AWR.

Name and Address	Number of Shares Beneficially Owned	Percent of Class Owned Before Share Exchange	Percent of Class Owned After Share Exchange
Dominick Pope (1) 1512 Palisades Avenue, Suite 10F, Fort Lee, NJ 10022	10,000	**	**
James Season (1) 1512 Palisades Avenue, Suite 10F, Fort Lee, NJ 10022	0	**	**
All directors and executive officers (2 persons)	10,000	**	**

(1) The person listed is an officer, a director, or both, of the Company.

SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth, as of the date of completion of the share exchange transaction, the number of shares of common stock of the Company expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding common stock of the Company and all expected future officers and directors as a group.

Name and Address	Number of Shares Owned Beneficially	Percent of Class
Brian Hauff (1) 2950 East Flamingo Rd., Suite G Las Vegas, Nevada 89121	650,000	9.82%
Peter J. Barnett (1) (2) 2950 East Flamingo Rd., Suite G Las Vegas, Nevada 89121	214,000	3.24%
Dr. Henri Dinel (1) 2950 East Flamingo Rd., Suite G Las Vegas, Nevada 89121	150,000	2.27%
Peter Drummond (1) 2950 East Flamingo Rd., Suite G Las Vegas, Nevada 89121	0	**
All directors and executive officers as a group (4 in number)	1,014,000	15.32%

(1) The person listed is an officer, a director, or both, of the Company.

(2) Includes 64,000 shares owned by family members, of which Mr. Barnett may be deemed to be the beneficial owner.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Directors

As permitted by Florida law, the Company's Bylaws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The Company's Bylaws exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Title 36, Chapter 607.0850, of the Florida Corporation Statutes, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

November 2, 2000